EXHIBIT 3.2
AMENDMENT NO. 2
TO
AMENDED AND RESTATED BYLAWS
OF
ENCORE WIRE COPORATION
     Effective as of December 13, 2007, the Amended and Restated Bylaws dated February 20, 2006 (the “Bylaws”) of Encore Wire Corporation, a Delaware corporation (the “Corporation”), are amended in the following respects:
     1.     Section 1 of Article VI of the Bylaws is hereby amended and restated to read in its entirety as follows:
     “Section 1.     The shares of the corporation’s stock shall be represented by certificates unless and until the Board of Directors shall by resolution provide that some or all of the stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such resolution providing for uncertificated shares, every holder of stock represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to a certificate signed by, or in the name of the corporation by, (1) the chairman or vice-chairman of the board of directors, or the president or a vice-president and (2) by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by such stockholder in the corporation.”
     2.     Section 3 of Article VI of the Bylaws is hereby amended and restated to read in its entirety as follows:
     “Section 3.     The Board of Directors may direct that a new certificate of stock or uncertificated shares be issued in place of any certificate theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or the legal representative of the owner, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.”
     3.     Section 4 of Article VI of the Bylaws is hereby amended and restated to read in its entirety as follows:
     “Section 4.     Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate or uncertificated shares to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares or by such person’s attorney lawfully constituted in writing, such uncertificated shares shall be cancelled, new equivalent uncertificated shares or certificated shares shall be issued to the person entitled thereto and the transaction shall be recorded upon the books of the corporation.”
     The undersigned Secretary of the Corporation hereby certifies that the foregoing amendments to the Corporation’s Bylaws were duly adopted by the Board of Directors of the Corporation on December 13, 2007, effective as of such date.

ENCORE WIRE CORPORATION
By:	/s/ Frank J. Bilban
Frank J. Bilban, Vice President — Finance,
Treasurer, Secretary and Chief Financial Officer